[Letterhead of Tata Communcations Limited]

March 2, 2012

BY EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0302
United States

RE:	Tata Communications Limited Form 20-F for the fiscal year ended March 31, 2011 Filed October 14, 2011 File No. 001-15118

Dear Mr. Spirgel,

This is in response to the Staff’s comment letter dated February 17, 2012 (the “Comment Letter”) relating to the annual report on Form 20-F of Tata Communications Limited (referred to as the “Company”) for the fiscal year ended March 31, 2011 (referred to as the “2011 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly.

We confirm that the Company will comply with the Staff’s comments in the Comment Letter in future filings for so long as it remains accurate and appropriate to do so.

Our responses to the Comments are as follows:

General

1.
We are aware of publicly available reports that you participate in international consortiums of companies that operate submarine communications cable systems linking, among other countries, Sudan and Syria. As you know, Sudan and Syria are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls. Please describe to us any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, or other direct or indirect arrangements, since your letter to us dated February 16, 2007. Your response should describe any equipment, technology, or support that you have provided into Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Sudan and Syria or entities controlled by those governments.

Response:

Syria

1.	UGARIT Cable System

The Company, through its Canadian subsidiary, Tata Communications (Canada) Ltd, formerly known as Teleglobe (Canada) ULC (hereafter “TC Canada”), is a member of the UGARIT cable system consortium, a cable system connecting Cyprus to Syria.  TC (Canada) became a party to UGARIT in 1994, with 0.7937% consortium ownership interest.  TC (Canada)’s ownership interest is currently at 0.1323%.   TC (Canada) understands that Syrian Telecommunications Establishment (“Syrian Telecom”) is also a consortium member but does not know the exact ownership interest of Syrian Telecom in UGARIT. TC (Canada)’s interactions with Syrian Telecom have been minimal and only as members of the consortium concerning the UGARIT system.  TC (Canada) has had no other direct or indirect contact with the Government of Syria in connection with the UGARIT system. TC (Canada) is looking into ways to exit this consortium.

2.	IMEWE Cable Consortium

The Company, through its Canadian subsidiary, TC (Canada) is a member of the IMEWE cable consortium, a cable system linking India to France. The Company signed the Memorandum of Understanding for the consortium in 2006. Syria Telecom was investigating whether to invest in the IMEWE Cable System and hosted the Consortium’s Procurement Group (of which TC (Canada) is a member) for a meeting in September 2007.  Several TC (Canada) representatives attended this meeting, along with other members of the consortium.  The purpose of this meeting was to have discussions with various vendors who had submitted their tender for construction of the IMEWE cable system.  In that same month, Tata Communications Limited hosted the consortium’s Interim Management Committee Meeting No. 5 in India. The Company understands that one representative from Syria Telecom attended this meeting, along with other parties of the IMEWE consortium who were part of the Committee.  The Company understands that Syria Telecom ultimately elected not to join the IMEWE Cable System.

3.	Syriatel Mobile Telecom S.A. (“Syriatel”)

As previously reported in the February 16, 2007 report to the SEC (hereafter “2007 Letter”), the Company, through its subsidiary, Tata Communications (Bermuda) Ltd (hereafter “TC (Bermuda), entered into an agreement with Syriatel on December 3, 2003, for WGR signaling services. The agreement for the terms and conditions for this service was entered into on January 19, 2004. The connection point for this service is in Canada. The original Master Service Agreement between TC (Bermuda) and Syriatel was entered into in the early 1990s. Syriatel is currently using TC (Bermuda)’s services only as a backup provider.

One of our Company employees from our Middle Eastern subsidiary, Tata Communications Middle East FZ LLC, traveled to Syria more than two years ago to meet with Syriatel representatives. The purpose of the business visit was to discuss SCCP (for GSM roaming) and MRS requirements that Syriatel needed. The discussions never materialized into an agreement between the Company and Syriatel.

4.	Spacetel Syria S.A. (“Spacetel”) (f.k.a. Areeba Limited)- current name: MTN Syria

As previously reported in the Company’s 2007 Letter, the Company, through its subsidiary, TC (Bermuda), entered into an agreement with Spacetel, for WGR (Global Roaming) signaling services on January 24, 2005. The connection point for this service is in Canada. Spacetel is currently using TC (Bermuda)’s services only as a backup provider.

5.	Syrian Telecommunications Establishment (“STE”)

The Company, through itself and one of its indirect subsidiaries, has several agreements with STE. The Company understands that STE is a company owned and controlled by the government of Syria. The Company does not have any equity interest in STE or any other company organized in Syria:

i.
As previously reported in the Company’s 2007 Letter, the Company, through TC (Canada), entered into a Master Internet Service Agreement with STE on March 10, 2002. As an amendment to the original agreement, TC (Canada) entered into an order with STE on December 6, 2010, for the renewal of 5 STM-1 IP Ports, for a term of thirteen months. The connection point for this service is in India.

ii.
On August 16, 1999, the Company, through its Canadian subsidiary, TC (Canada), entered into a Globe Internet Services Agreement. Subsequently, the parties entered into several related amendments to add additional circuits.  The connection point for this service is in India.

iii.
As previously reported in the Company’s 2007 Letter, the Company directly entered into a voice interconnection agreement with STE in March 2004. The connection point for this service was India. The Company terminated its agreement with STE in January 2006 and voice traffic terminating into Syria is now terminated using the hubbing facilities of other non-Syrian service providers.

iv.
On July 1, 2009, the Company, through its Canadian subsidiary, TC (Canada), entered into a voice bilateral rate exchange agreement (a “TAR agreement”) for voice interconnection service with STE. The parties enter into regular rate amendments in respect of the voice traffic exchanged between the parties.  The connection point for this service is in Cairo, Egypt.

v.
On February 2011, employees from the Company’s U.A.E. representative office and the Company’s U.S. subsidiary, Tata Communications (America) Inc. (hereafter “TC (America)), met with STE representatives at the Capacity Middle East Conference in Dubai to have discussions over disconnection of satellite capacity, capacity augmentation, a billing dispute, TAR renewal, development of rates, better rates, and other general matters. No agreement or amendment was signed as a result of this meeting.

6.	Cypress Corporation

The Company, through its Canadian subsidiary, TC (Canada), entered into a Master Sales Agency Agreement with Cypress Corporation on January 1, 1996, and an amended Agency Agreement on January 1, 2011. The sales agent’s responsibility was to obtain market intelligence for TC (Canada), and conduct local follow-up on behalf of TC (Canada) for billing and collection matters for customers located in Syria. Between January 1, 1996 and January 1, 2011 Master Sales Agency Agreements were renewed on several occasions. The Agreement ended by its own terms on December 31, 2011. In February 2011, employees from the Company’s U.A.E. representative office and the Company’s TC (America) office met with a Cypress Corporation representative at the Capacity Middle East Conference in Dubai.

Sudan

1.	Eastern African Submarine System (“EASSy”)

The Company, through its South African subsidiary, Neotel Pty Ltd. (“Neotel”), is a party to the Eastern African Submarine System (EASSy), with a 4.24% ownership in the cable. Neotel signed the EASSy Construction and Management Agreement on February 12, 2007.  EASSy connects South Africa, Mozambique, the Comoros, Madagascar, Tanzania, Kenya, Djibouti, and Sudan, and is one of the two major cable systems along the east coast of Africa.  Sudan Telecommunications Company (“Sudatel”) is also a co-owner of the system along with WIOCC, MTN International Group, SPV2 (Vodacom/Telkom SA), Telma (Madagascar), Botswana Telecom (Botswana), France Telecom (France), Mauritius Telecom (Mauritius), British Telecom (UK), Etilasat (United Arab Emirates), Zambia Telecom (Zambia), and Saudi Telecom (Saudi Arabia).  Neotel’s contacts with Sudatel are minimal and only through its involvement as a consortium member of the EASSy cable system.

2.	Sudan Telecommunications Company (“Sudatel”) / a.k.a Trasul Telecom

The Company, through its Canadian subsidiary, TC (Canada), entered into an Internet Services Agreement with Sudatel on March 20, 2001. The agreement was for the provision of internet services. The service provision was through DVB/IP Satellite Services. This agreement was amended twice, to cover various changes such as modification of a circuit and extension of the agreement.

The Company, through its Canadian subsidiary, TC (Canada), subsequently entered into a separate Internet Services Agreement with Sudatel on January 9, 2006, for the routing of internet connectivity.  Many amendments were entered into subsequent to this 2006 agreement. The connection points used to be in both Saudi Arabia and Mumbai, India. At one point, following one of the amendments, the connection point was solely in Mumbai, India. Company employees have never traveled to Sudan or hosted any representatives of Sudatel.

Employees from the Company’s U.A.E. representative office began discussions with Sudatel on a new voice interconnection agreement in 2010. The discussions were, however, suspended as of February 17, 2012.

3.	Canar Telecommunications Co. Ltd. (“Canar”)

As previously mentioned in the Company’s 2007 Letter, the Company, through its Canadian subsidiary, TC (Canada), has a voice interconnection agreement with Canar by virtue of amendments to the original agreement. The agreement was entered into on February 20, 2006. Subsequent to the original agreement, the parties entered into several Settlement Rate Agreements for the termination of IDDD and other voice-related traffic. Voice rates are updated regularly as needed. The connection point for this service is in Canada. The Company understands that Canar is not owned by the government of the Sudan, and that it is a subsidiary of Emirates Telecommunications Corporation (“Etisalat”), a telecommunications service provider located in the United Arab Emirates.  The Company does however understand that Etisalat is partially owned by the government of the United Arab Emirates and is operating in Sudan to provide services such as voice and internet connectivity. Company representatives have never traveled to Sudan or hosted any representatives from Canar.

4.	Ring Technology Limited

The Company, through its German subsidiary, Tata Communications (Deutschland) GmbH (hereafter “TC (Germany)”), entered into a Master Voice Services Agreement and VTS1 Supplier Addendum with Ring Technology Limited on February 2, 2010. The connection point for this service was to be located virtually (Voice Over IP). The agreement, however, was never implemented and never brought into force for various commercial reasons. Company employees have never traveled to Sudan or hosted any representatives of Ring Technology Limited.

5.	Zain Sudan

In 2010, the Company entered into discussions with Zain Sudan regarding a possible voice interconnection agreement. The 2010 discussions started slowly, and were reignited in 2011. However, an agreement was never reached. Company employees have never traveled to Sudan or hosted any representatives of Zain Sudan.

2.
Please update us on your contacts with Cuba and Iran, countries also identified as state sponsors of terrorism by the United States and subject to U.S. economic sanctions and export controls, since your 2007 letter. Your response should describe any equipment, technology, or support that you have provided into Cuba and Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba and Iran or entities controlled by those governments.

Response:

Iran

1.	Telecommunications Company of Iran (“TCI”) (f.k.a. Telecommunications Infrastructure Company (“TIC Iran”)

As previously reported in the Company’s 2007 Letter, the Company has a continuing arrangement with TCI for the exchange of international voice telecommunications traffic. This relationship was created at the time that the Company was the government-owned exclusive provider of international telecommunications services in India. The Company understands that TCI is a company owned and controlled by the government of Iran. The Company does not have an equity interest in TCI or any other company organized in Iran.

The following are the Company’s current agreements with TCI:

i.
The Company, directly and through its Canadian subsidiary, TC (Canada), has two respective voice TAR Agreements with TCI. The TAR Agreement with the Company only covers India, and the TAR Agreement through TC (Canada) covers the rest of the world. Two employees of the Company’s U.A.E.’s representative office travelled to Tehran, Iran on December 14, 2009 for business discussions in relation to an updated/renewal of a TAR Agreement. The 2010 renewal of the TAR agreement was signed as a result of this meeting. Subsequently, rates were adjusted as necessary through several additional amendments. The connection point for the voice services is in Montreal (for the TC (Canada) Agreement) and Mumbai, India (for the Company’s direct agreement with TCI).

ii.
The Company, through its Canadian subsidiary, TC (Canada), have also entered into a VTS-2 arrangement with TCI, whereby TCI’s traffic is terminated outside of Iran by TC (Canada). The connection point for this service is in Montreal, Canada.

iii.
The Company, through its Canadian subsidiary, TC (Canada), entered into a Globeinternet Services Agreement on July 1, 1999. The agreement covered the provision of internet services and the routing of data traffic. Subsequent to this agreement, the parties entered into numerous amendments and related agreements between April 12, 2000 and January 1, 2010. The connection point for this service is in Canada.

The Company, through its Company representative from the Company’s UK subsidiary, Tata Communications (UK) Limited (hereafter “TC (UK)”), traveled to Iran in September 2011 to meet with representatives from TCI. The purpose of this meeting was to discuss a possible extension of the TGN-Gulf Cable to Iran. The discussions did not materialize into an agreement with TCI.

2.	Mobinnet Telecom Co. (“MTC”)

In 2009, the Company, through its Indian subsidiary, Tata Communications Transformation Services Limited (“TCTS”), entered into discussions with MTC, an Iranian company, for MTC’s WiMAX network roll-out and operations. TCTS was anticipated to provide services to MTC for 18 months in Iran.  As part of the presentation of our services, several TCTS employees traveled to Tehran in January 2009.  The scope of the trip was to present TCTS’ capability and understand the scope of the requirements of MTC.  In August 2009, several TCTS employees traveled to Tehran again to discuss the potential project with MTC.  For various reasons unknown to TCTS, TCTS did not win the deal and no additional contacts were made by TCTS with MTC after August 2009.

3.	Pishgaman Company (“Pishgaman”)

The Company, through one representative from the Company’s UK subsidiary, TC (UK), and one representative from the Company’s Singaporean subsidiary, Tata Communications International Pte Ltd., met with representatives from Iranian company, Pishgaman. The meetings occurred at several capacity conferences, namely: Capacity Middle East (Dubai), PTC, and ITW. The purpose of the meetings was to discuss a possible extension of the TGN Gulf Cable to Iran. The discussions did not materialize into an agreement with Pishgaman.

4.	FanAra Company (“FanAra”)

The Company, through its Canadian subsidiary, TC (Canada), entered into a one-year International Sales Agency Agreement (for GSM roaming) with FanAra, a regional telecommunications consulting company based in Iran. The International Sales Agency Agreement for signaling and conversion services was entered into on July 10, 2010. Before the Company engaged with FanAra as a sales agent, one of the Company employees of its Middle Eastern subsidiary, Tata Communications Middle East FZ LLC, traveled to Iran in 2010 to select a potential Sales Agent for TC (Canada). Our employee had several meetings with MCI Iran, MTN Irancell, TIC, and FanAra. Discussions with MCI Iran and MTN Irancell were for SCCP (for GSM roaming). After those meetings, the Company elected to work with FanAra as our sales agent on behalf of TC (Canada) in Iran. This agreement terminated by its own terms on July 10, 2011 and was not renewed. No business ever concluded with third parties as a result of TC (Canada)’s relationship with FanAra.

5.	Iranian Research Organization for Science & Technology (“IROST”)

As previously mentioned in the Company’s 2007 Letter, the Company, through its Canadian subsidiary, TC (Canada), entered into an Internet Services Agreement with IROST on or around 2002. The services under the agreement, however, have been disconnected as of March 7, 2009. The connection point for this service was an uplink out of Germany through a DVB/IP Satellite Services. The Company understands that IROST is a government-owned entity and that it provides services such as Internet connectivity to governmental agencies and universities. The Company’s employees have never traveled to Iran in connection with this business, or hosted any representatives of IROST.

6.	Parsnet Corporation (“Parsnet”)

As previously mentioned in the Company’s 2007 Letter, through its subsidiary TC (Canada), entered into an Internet Services Agreement with Parsnet on August 8, 2000. The service provision was through DVB/IP Satellite Services. Between May 1, 2001 and October 19, 2006, the parties entered into many amendments of the Internet Services Agreement to either downgrade or upgrade existing circuits, and/or to revise charges. The services under the agreement, however, have been disconnected as of August 2010.

On September 22, 1998, the Company, through its Canadian subsidiary, TC (Canada), entered into an International Sales Agency Agreement (for internet and other mutually agreed-upon services) with Parsnet. Between September 22, 1999 and July 11, 2004, the parties entered into seven amendments of the International Sales Agency Agreement. The amendments covered extensions of the previous agreements, assignment of rights, commission rate revisions, and insertion of anti-bribery language. The Company understands that Parsnet is not a government-owned entity, and that is resells services such as voice-over-IP as well as Internet connectivity to Internet services providers. The Company’s employees have never traveled to Iran or hosted any representatives of Parsnet in connection with this business.

7.	Afranet

As previously mentioned in the Company’s 2007 Letter, the Company, through its Canadian subsidiary, TC (Canada), signed an agreement to provide VTS2 voice services to Afranet for a period of 1 year. Afranet is a privately owned prepaid calling card re-seller. The agreement was signed on August 19, 2003. However, in the past 7-8 months, TC (Canada) has not had much interaction with Afranet and the service has been dormant. Company employees have never traveled to Iran in connection with this business or hosted any representatives of Afranet.

8.	Avaye Hooshmand Arya

The Company, through its Canadian subsidiary, TC (Canada), signed a Master Services Voice Agreement and an Addendum for VTS-2 voice services, with Avaye Hooshmand Arya. The agreement was signed on December 23, 2010. The connection point for this service is located virtually (Voice Over IP). Company employees have never traveled to Iran in connection with this business or hosted any representatives of Avaye Hooshmand Arya.

9.	Bartarsolutions.com

The Company, entered into discussions with Baratarsolutions.com for the provision of VTS voice services. The discussions never materialized into an agreement and the discussions were abandoned.

10.	Bartartelecom

The Company, through its Canadian subsidiary, TC (Canada), entered into a Telecommunications Services Agreement and a VTS Supplier Services Addendum on December 1, 2007, for VTS voice services with Bartartelecom. A Service Modification Amendment was subsequently entered into by the parties on June 15, 2010. A disconnection order for this service, however, was entered on February 22, 2012.

11.	Eram Trading LLC (f.k.a. Fan Avaran Barad LLC)

The Company, through its Canadian subsidiary, TC (Canada), entered into a Telecommunications Service Agreement/VTS Services Addendum with Eram Trading LLC, in December 2006. Subsequently, the parties entered into a Master Services Agreement and VTS Addendum on June 1, 2007, with Eram Trading LLC (f.k.a. Fan Avaran Barad). The rate plan was revised through an amendment on June 17, 2009, and the services were disconnected in 2009. The connection point for this service was located virtually (Voice Over IP). Company employees have never traveled to Iran in connection with this business or hosted any representatives of Eram Trading LLC.

The Company, through its UK subsidiary, TC (UK), entered into a Master Services Agreement and VTS Voice Addendum with Fan Avaran Barad LLC on June 17, 2009. The connection point for this service is located virtually (Voice Over IP). Company employees have never traveled to Iran in connection with this business or hosted any representatives of Fan Avaran Baran Arad LLC.

12.	Fara Pooyan Rayaneh Eng. Co.

As previously mentioned in the Company’s 2007 Letter, the Company entered into an agreement for VTS voice services with Fara Pooyan Eng. Co., which is a privately owned prepaid calling card-reseller. The agreement was entered into on November 15, 2003, with an addendum signed on March 8, 2010. The connection point for this service is located virtually (Voice Over IP). No Company representatives traveled to Iran and vice versa with respect to this business.

13.	Gozin Ava Jam Company

The Company, through its Canadian subsidiary, TC (Canada), entered into a Master Services Agreement and VTS2 Voice Addendum with Gozin Ava Jam Company. The agreement was entered into on April 29, 2009. The connection point for this service is located virtually (Voice Over IP). In February 2011, one of the Company’s employees met with a Gozin Ava Jam Company representative for discussion over general business matters. Other than this meeting, no Company representatives traveled to Iran and vice versa, with respect to this business.

14.	Hamara

As previously mentioned in the Company’s 2007 Letter, the Company, through its Canadian subsidiary, TC (Canada), entered into an agreement for VTS voice services with Hamara. The connection point for this service was located virtually (Voice Over IP). The services were disconnected in 2010. No Company representatives traveled to Iran and vice versa with respect to this business.

15.	Kavir Communications Fze

The Company, through its UK subsidiary, TC (UK), entered into a Master Services Agreement and Reciprocal Addendum on June 25, 2009. The agreement was for VTS voice services. The connection point for this service was located virtually (Voice Over IP). No Company representatives traveled to Iran and vice versa with respect to this business.

16.	Navid IT Development Co. Ltd.

The Company entered into discussions with Navid IT Development Co. Ltd. regarding VTS voice services. However, an agreement was never reached. No Company representatives traveled to Iran and vice versa with respect to this business.

17.	Persia Shidak Raya

The Company entered into discussions with Persia Shidak Raya regarding VTS voice services. However, an agreement was never reached. No Company representatives traveled to Iran and vice versa with respect to this business.

18.	Portauparadis

The Company entered into discussions with Portauparadis regarding VTS voice services. However, an agreement was never reached. No Company representatives traveled to Iran and vice versa with respect to this business.

19.	Raymehr Co

The Company entered into discussions with Raymehr Co. regarding VTS voice services. However, an agreement was never reached. No Company representatives traveled to Iran and vice versa, with respect to this business.

20.	Samand Communications

The Company, through its Canadian subsidiary, TC (Canada), entered into a Telecommunications Service Agreement and Reciprocal Service Addendum on April 1, 2007 for VTS-2 voice services. Additionally, TC (Canada) entered into a VOIP agreement on July 16, 2003. However, no voice traffic was exchanged with Samand Communications.

Company employees have never traveled to Iran in connection with this business or hosted any representatives of Samand Communications.

21.	SMWA Ltd

The Company entered into discussions with SMWA Ltd. regarding VTS voice services. However, an agreement was never reached. No Company representatives traveled to Iran and vice versa with respect to this business.

22.	Zoha Kish Telecom Iran

The Company, through its Canadian subsidiary, TC (Canada), entered into discussions with Zoha Kish Telecom Iran for reciprocal voice business. However, an agreement was never reached. No Company representatives traveled to Iran and vice versa with respect to this business.

23.	Teledial Co. Limited

As previously reported in the Company’s 2007 Letter, the Company, through its U.S. subsidiary Tata Communications (America) Inc. entered into an agreement with Teledial Co. Limited for VTS services on May 31, 2004. A modification agreement was signed on August 20, 2010. The connection point for this service was located virtually (Voice Over IP). No voice traffic was exchanged with Teledial Co. Limited.

24.	Crown Card

As previously reported in the Company’s 2007 Letter, the Company entered into a Telecommunication Services Agreement with Reciprocal Services Addendum agreement with Crown Card. The agreement was for VTS voice services and was entered into on December 9, 2005. This account has been inactive since May 21, 2009. The connection point for this service was located virtually (Voice Over IP).

Cuba

1.	Empresa de Telecomunicaciones de Cuba S.A. (“ETECSA”)

As previously mentioned in the Company’s 2007 Letter, the Company has several agreements through its Canadian subsidiary, TC (Canada), with ETECSA, which is organized under the laws of Cuba. The connection point for these services is in Canada.  The Company understands that six Cuban government-owned entities have ownership over ETECSA.  The Company’s current agreements with ETECSA are as follows:

i.	Bilateral Agreement: This agreement governs telecommunications traffic from Canada terminating in Cuba, and traffic from ETECSA terminating in Canada.

ii.	Voice Termination Service (VTS) Agreement: This agreement is between the Company and ETECSA, and governs the termination of traffic from Cuba to multiple termination points across the world.

U.S. Inbound Collect Agreement: This agreement governs the termination of collect call traffic originating in Cuba and terminating in the United States.

The Company entered into an agreement with ETECSA on December 5, 2011, for the provision of 45/0 Mbps downlink (TX) between Canada to Cuba over Satellite Space Segment Capacity on IS903.

IPL: This agreement governs the provision of private lines and hard patch circuits for customers of ETECSA to connect to China and Canada. The Company’s February 16, 2007 report to the SEC described a connection to Japan, which no longer exists.

DVB IP: This agreement governs the provision of one-way Internet simplex satellite service from Canada to Cuba. The parties renewed the agreement on December 23, 2011. Since this agreement will come to term in December 2012, the Company has recently engaged in discussions with ETCSA on quotes for IPL circuits that would potentially replace the satellite circuits. To date, no agreement has been signed as a result of these discussions.

Home Country Direct (HCD): The parties entered into a new agreement on November 1, 2011 for Home Country Direct Services. This service enables Canadian customers travelling in Cuba to call Canada directly using an ITFS number provided by ETECSA - Cuba.  Canadian customers travelling in Cuba do not pay for the calls, as phone calls are charged back to the receiver.  The HCD service is a reverse-billed, inbound calling service provided from Cuba to Canada, for the exclusive use of Canadian customers.  HCD Calls from Cuba will be translated into an international routing number as indicated by TATA Communications Canada, and directly routed to the specified Canadian end carrier within Canada.

As previously mentioned in the Company’s 2007 Letter, the Company had a license (License CT-7699 approved by OFAC, valid until December 15, 2007) for seven of its employees to travel to Cuba to transact business. This license was extended and then expired in 2010. On April 13, 2009, OFAC amended the Cuban Assets Control Regulations. The revised rules eliminate the requirement to obtain an OFAC license for travel-related transactions that are incident to the participation in professional meetings for the commercial marketing of, sales negotiation for, or performance under contracts for the provision of telecommunications services, or the establishment of facilities to provide telecommunications services authorized under the revised rules.  With respect to the Company’s business with ETECSA, between July 17, 2008 and May 30, 2011, representatives from TC (Canada) met with ETECSA representatives for negotiations and general business discussions. Most of the meetings were hosted by ETECSA in Havana, one meeting occurred at the ITW Telecom Conference in Washington, D.C., and one meeting occurred at the AhChiet Telecom Conference in Buenos Aires, Argentina.

2.	Empresa de Telecomunicaciones Celulares Del Cuba S.A. (“ETCDC”)

As previously mentioned in the Company’s 2007 Letter, the Company, through its subsidiary, TC (Bermuda), entered into a Wireless Roaming Service Agreement with ETCDC on May 27, 2002. A Supplementary Addendum to the Agreement was subsequently entered into on March 20, 2006. This agreement governs the conversion of signaling messages between standards used within and outside North America, so that mobile operators’ subscribers can initiate or receive mobile phone calls and SMS messages while roaming to or from North America. The connection point for this service is in Canada. The Company understands that ETCDC is a company owned and controlled by the government of Cuba. In the past three years, one of our TC (Canada) employees traveled to Cuba to meet with ETCDC representatives for general account management discussions.

Other

The Company does not have (nor has it ever had) any subsidiaries, offices, employees, or fixed assets in Cuba, Iran, the Sudan, or Syria.

Item 5. Operating And Financial Review And Prospects, page 33

Introduction, page 33

3.
Please expand the discussion of emerging markets to address how you expect current and future initiatives, including your interest in Neotel, to affect your financial results and condition. Specifically address the up-front costs and losses commensurate with competing in new markets and your ability to whether such costs and losses given current debt levels.

Response:

The Company has a leading market position in India, one of the fastest growing emerging markets in the world.  It has built on its experience in India by expanding into new emerging markets in the Middle East, South Africa and other parts of Asia.

Middle East

On November 24, 2009, the Company, in partnership with several major telecommunications operators in the Middle East, launched a new TGN-Gulf cable system, which connects the Middle East, through reliable high speed bandwidth, to all the world’s major business hubs and city centres via Tata’s Global Network (the TGN). The Company funded its portion of the project primarily by contributions from the telecom operators to whom the capacity was pre-sold and partly by US EXIM guarantee backed long-term financing.  Since the construction phase of this project has been completed in this fiscal year, the Company’s capital commitments to the project are expected to fall sharply.  The project has already had a positive effect on the Company’s financial results since launch, and is expected to continue to have a positive effect on the Company’s financial condition on a long-term basis.

South Africa

In May 2011, Neotel (Pty) Ltd (referred to as “Neotel”) became a subsidiary of the Company consequent to the Company’s acquisition of a majority equity ownership interest of SEPCO, an investment holding company and Neotel’s parent (SEPCO and Neotel are collectively referred to as the SEPCO Group). Prior to this acquisition the SEPCO Group was an equity method investee.

In fiscals 2009, 2010 and 2011, the Company’s share of loss in Neotel and SEPCO was Rs.1,122 million, Rs.3,197 million and Rs.5,534 million (US$ 124 million), respectively. Of this loss Rs.890 million, Rs.621 million and Rs.83 million (US$ 2 million) was allocated against investments, and the balance of Rs.232 million, Rs.2,576 million and Rs.5,451 million (US$ 122 million) was allocated against loans, in fiscals 2009, 2010 and 2011, respectively. The Company’s investment in Neotel generated anticipated losses because Neotel was in its network and customer reach expansion phase.

As described in Item 5, Off Balance Sheet Arrangements, on page 60 of the Company’s 20-F filed on  October 14, 2011, the Company has committed to provide financing of Rs. 3,393 million to Neotel in accordance with the Equity Subscription agreement between the shareholders and lenders of the SEPCO Group. The commitment is payable when called by Neotel. An amount of Rs. 1,979 million has been paid to Neotel as of the date of this letter from the Company’s available cash generated from operations and debt.   The Company expects to fund the remaining commitment through cash generated from operations and new debt issuances. The Company’s loan agreements do not restrict its ability to issue new debt provided it is in compliance with the prescribed financial loan covenants and as described in Item 5 on page 54, the financial loan covenants are computed based on the consolidated financials of the Company prepared in accordance with Indian Accounting Standards excluding the financial statements of the SEPCO Group. The Company expects Neotel to become EBITDA (Earnings before Interest, Tax, Depreciation and Amortization)  positive in fiscal 2012 because several strategic initiatives over the past several years have begun to yield results and the operating and financial performance of the business has shown visible improvements as a result of optimum asset utilisation and higher productivity levels.

Asia

In September 2010, the Company opened a 66,000 sq. ft data center in Singapore to provide increased capacity for both domestic and international firms. In March 2011, the Company launched its Infrastructure as a Service (IaaS) offering—InstaComputeTM in Singapore, covering the following neighboring countries: Malaysia, Hong Kong, Thailand, Indonesia, Vietnam and the Philippines. InstaComputeTM will bring scalable cloud computing services to the region’s large and medium enterprises, the gaming industry, as well as global businesses with an Asia Pacific customer base. Singapore’s Economic Development Board granted official International Headquarter Status to the Company in Singapore. In October 2011, the Company strengthened its services by completing its second international gateway in Sri Lanka. The Company’s future capital commitments to its initiatives in Asia are expected to be low, and these new facilities are expected to have positive impact on financial results going forward.

The Company regularly monitors the additional funding requirements considering its projected capital requirements in all its markets, including emerging markets. Considering the additional funding requirements the Company expects that it has the ability to meet its expected losses and up-front costs, if any, from emerging markets given current debt levels.

In response to the Staff’s comment, the Company will revise its future filings to disclose as follows:

The Company’s future commitments to its initiatives in emerging markets, including its interest in Neotel, are expected to have a positive impact on its financial results and condition going forward. The Company regularly monitors the additional funding requirements in all its markets, including emerging markets. The Company believes that it has the ability to meet all its expected requirements appropriately, duly complying with its debt covenants.

Liquidity and Capital Resources, page 52

Details of Loan covenant restrictions, page 54

4.
The disclosure regarding covenant 3 indicates a Net Debt to EBITDA ratio for fiscal 2011 of 3.72 times. We note that for fiscal 2013 and beyond covenant 5 requires a Net Debt to EBITDA ratio of 3.25 times as to loans amounting to US$218 million and 3.00 times as to loans amounting to US$526 million. Going forward provide management’s assessment of the company’s ability to comply with this covenant once applicable as well as how the covenant will affect your ability to incur additional debt.

Response:

The Company expects to be able to meet the 2013 debt ratios because of:

-	an expected reduction in capital expenditures;
-	an expected increase in EBITDA; and
-	possible sales of non-core assets.

The Company incurred substantial capital expenditures over the last four to five years to build its cable network, data centers and other infrastructure across the globe. As the major capital expenditure pertaining to building a submarine cable system is expected to be completed in fiscal 2012, management estimates that capital expenditures from fiscal 2013 onwards will be lower.

The Company expects to generate increased EBITDA in fiscals 2012 and 2013 because of continuous growth in sales coupled with expected increases in margins.

From time to time, the Company may consider selling certain non-core assets and use part of the proceeds to retire debt.

As a result of the foregoing, the Company expects that it will be in a position to comply with the Net Debt / EBITDA covenant of 3.00 times and 3.25 times from fiscal 2013 as required by its debt agreements and that compliance with the covenant will not adversely affect the Company’s ability to incur additional debt given the Company’s cash requirements and available sources of capital.

In response to the Staff’s comment, the Company will revise its future filings to disclose as follows:

The Company expects to be able to meet the Net Debt to EBITDA ratio for fiscal 2013 and beyond because of an expected reduction in capital expenditures, an expected increase in EBITDA and possible sales of non-core assets, and that compliance with the covenant will not adversely affect the Company’s ability to incur additional debt given the Company’s cash requirements and available sources of capital.

Other material limitations – Debt and non-debt financing, page 58

5.
Please update the statement that “[t]he Company postponed seeking shareholders’ approval for an increase of the current level of authorized capital as required Government approvals were not received at the time of the Annual General Body Meeting held on August 7, 2009.” Clarify whether increasing your share capital is still “under consideration by the Government” and, if so, whether the share capital currently authorized limits your ability to obtain financing through equity offerings. We note your statement on page 53 that “[t]he Company may also obtain financing through one or more equity offerings which would be subject to shareholders’ approvals (including the Government of India).”

Response:

Authorized vs. Paid-Up Capital

In India, authorized capital means the maximum capital a company can raise and paid-up capital means the outstanding capital for which investors have paid money.  The authorized capital of the Company on the date of this letter is Rs. 4,000 million, but the paid-up capital is Rs. 2,850 million.

Increasing Authorized Capital

Any equity issuance by the Company that would increase paid-up capital above Rs. 4,000 million would require an increase in the Company’s authorized capital as well.  An increase in the Company’s authorized capital requires the following approvals:

a)	the Board of Directors and thereafter the shareholders of the Company; and

b)
the affirmative vote of the Government of India and Panatone Finvest Limited (the “Strategic Partner”) at a meeting of the Board of Directors and subsequently at a meeting of the shareholders of the Company.

Increasing Paid-Up Capital

Any equity issuance by the Company to increase its paid-up capital up to Rs. 4,000 million would require the approval of the Board of Directors and thereafter the shareholders of the Company, but not the affirmative vote of the Government of India or the Strategic Partner at either a meeting of the Board of Directors or shareholders of the Company.

Pending Proposal

The proposal to increase the authorized capital of the Company beyond the current level was placed before the Board of Directors of the Company and was forwarded to the Government of India for their concurrence. The proposal and alternatives are being looked into by the concerned parties. In light of the Company’s expected capital needs and other available sources of funds, including debt and internally generated funds, and the Company’s ability to raise equity if necessary by increasing paid-up capital, without increasing authorized capital, the Company does not believe that the failure to increase its authorized share capital will have an adverse effect on the Company.

Company Acknowledgment

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any remaining questions or comments relating to the above, please contact the undersigned. Thank you very much for your consideration of this matter.

Yours Sincerely

/s/ Sanjay Baweja
Sanjay Baweja
Chief Financial Officer
Tata Communications Limited